ADW Capital Management, LLC

1133 Broadway, Suite 719

New York, New York 10010

May 3, 2019

Nicholas P. Panos

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Dear Mr. Panos:

On behalf of ADW Capital Management, LLC (“ADW”), ADW Capital Partners, L.P. (“ACP”) and Adam Wyden (“Wyden” and collectively with ADW and ACP the “Reporting Persons”), set forth below are responses to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) received by letter dated May 2, 2019 (the “Comment Letter”), regarding the filing made by the Reporting Persons on Schedule 13D/A filed May 1, 2019 (File No. 005-90658) with respect to ownership by ADW and Wyden of shares of common stock of Select Interior Concepts, Inc. (“SIC”) and the filing made by the Reporting Persons on Form PX14A6G filed on April 9, 2019 (File No. 001-38632) with respect to SIC. The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below.

Schedule 13D/A filed on May 1, 2019

1.	We have read the reply dated April 30, 2019, sent in response to the second comment in our letter dated April 29, 2019, and do not concur with the analysis provided or conclusion reached. The amended Schedule 13D filed on April 9 included an unqualified contention that a “consensus among shareholders” existed. In the context of a solicitation, this contention could be construed as a “[c]laim[ ] made prior to the meeting regarding the results of the solicitation” as described in Note d. to Rule 14a-9. Please revise to remove the implication that all shareholders of Select Interior Concepts reached a uniform conclusion regarding the purported valuation gap.

Response: The Reporting Persons acknowledge the Staff’s comment and will revise the referenced disclosure.

2.	We have read the reply dated April 30, 2019, sent in response to the third comment in our letter dated April 29, 2019, and noticed the use of the term “potential capitalization.” The assertion in question, however, read: “…SIC today has incredibly coveted assets that we believe are worth multiples of today’s market capitalization.” Please revise to state that the existing segments do not, at present, have any “capitalization” as that term is commonly understood, and as such, cannot be worth a multiple of a value that does not yet exist. Alternatively, revise to define the term “capitalization” for the context in which the filing person have elected to us it to remove the implication that measurable value for the assets is publicly available.

Response: The Reporting Persons acknowledge the Staff’s comment and will revise the referenced disclosure.

3.	We have read the reply dated April 30, 2019, sent in response to the fifth comment in our letter dated April 29, 2019, and noticed the characterization of the efforts to conduct an exempt solicitation of proxies as only “encouraging other stockholders.” Item 4, by its terms, contemplates that more than one purpose of an investment may exist, and reserving the right to engage in discussions with an issuer’s management and/or encouraging other stockholder to withhold proxies is not tantamount to having disclosed an active effort to influence the policies or direction of an issuer. Please revise to state, if true, that a purpose of the investment is/was to increase the likelihood of success of a solicitation, or advise. Refer also to Section 13(d)(2) and corresponding Rule 13d-2(a), both of which provisions govern material changes.

Response: The Reporting Persons acknowledge the Staff’s comment and will revise the referenced disclosure.

PX14A6G filed on April 9, 2019

4.	We have read the reply dated April 30, 2019, sent in response to the eighth comment in our letter dated April 29, 2019, and do not concur with the analysis offered or conclusion reached. The participants have furnished information reasonably calculated to result in the procurement, withholding or revocation of a proxy, and consequently have engaged in a solicitation as defined in Rule 14a-1(l)(1)(iii). Because the participants also reserved the right to seek representation on the issuer’s board, the Rule 14a-2(b)(1) exception is unavailable given the possibility for participation in a “control transaction.” For guidance regarding the meaning of the term “control” as used within Rule 14a-2(b)(1)(vi), refer to Rules 14a-1 and 12b-2. Please advise us how the participants in the solicitation intend to proceed.

Response: In response to the Staff’s comment, the Reporting Persons advise the Staff that the Reporting Persons intended to fully comply with exception afforded by Rule 14a-2(b)(1) and that the Reporting Persons do not have an intent, and do not reserve the right, to engage in a control transaction. The Reporting Persons’ reservation of the right to seek representation on SIC’s board was inadvertent and, in light of guidance received from the Staff that seeking board representation may be deemed a “control transaction,” such reservation will be removed from Item 4 of the Reporting Persons’ Schedule 13D. The Reporting Persons have never sought and do not intend to seek board representation at this time, in accordance with Rule 14a-2(b)(1), notwithstanding the unintentional inclusion of language in prior filings that stated otherwise. As such, the Reporting Persons intend to continue on the basis that their solicitation is an exempt solicitation.

In the event that you have any questions regarding our responses or require additional information please contact the undersigned.

Sincerely,

/s/ Adam Wyden

Adam Wyden

Sole Manager